As filed with the Securities and Exchange Commission on March 21, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of March 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

O.A.O. TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423400
Russian Federation

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A..

«ТАТНЕФТЬ»
АКЦИОНЕРЛЫК ЖӘМГЫЯТЕ
423400, Татарстан Республикасы,
Әлмәт шәһәре, Ленин ур., 75

АКЦИОНЕРНОЕ
ОБЩЕСТВО «ТАТНЕФТЬ»
423400 Республика Татарстан,
г.Альметьевск, ул.Ленина, 75

Телеграф : Альметьевск Татарстан, «Татнефть»; телетайп 724149 «Радуга»,
телефон :2-46-62, телекс : 412558 GEWON SU, ФАКС (85-512) 2-49-78
Расчетный счет № 40700281010000000001 в акционерном банке «Девон - Кредит» г.Альметьевск БИК 049202792
корреспондентский счет № 30101810400000000792 в РКЦ г.Альметьевска БИК 049202000, ИНН 1644003838

[Translation from Russian]

PRESS RELEASE

March 20, 2002

OAO TATNEFT RAISES LARGE LONG-TERM LOAN

OAO Tatneft and the bank Credit Suisse First Boston have signed a Loan Agreement pursuant to which Tatneft will receive a loan in the amount of *$200 mln.* to be repaid over the next five years.

Credit Suisse First Boston and Bank ZENIT acted as the arrangers for the loan. Bank ZENIT also serves as the passport bank for the transaction. The loan is secured by export contracts for crude oil deliveries by OAO Tatneft.

The proceeds of the loan will be used in part to finance investment projects of OAO Tatneft.

General Director
of OAO Tatneft [signature] Takhautdinov Sh.F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.O. TATNEFT

By: ______________________

Name: Shafagat F. Takhautdinov

Title: General Director

Dated: March 21, 2002